                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                        ONTRACK Data International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   683372 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                Page 1 of 8 Pages

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CUSIP NO.   683372 10 6                13G             PAGE   2   OF   8   PAGES
          --------------------                              -----    -----

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Michael W. Rogers

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (A) /X/
      (B) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.
--------------------------------------------------------------------------------
                                   5   SOLE VOTING POWER
           NUMBER OF
                                                       1,818,300
            SHARES
                                   ---------------------------------------------
          BENEFICIALLY             6   SHARED VOTING POWER

           OWNED BY                                       -0-

             EACH                  ---------------------------------------------
                                   7   SOLE DISPOSITIVE POWER
           REPORTING
                                                       1,818,300
            PERSON
                                   ---------------------------------------------
             WITH                  8   SHARED DISPOSITIVE POWER

                                                          -0-

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,818,300
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      / /

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      18.6%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

CUSIP NO.   683372 10 6                13G             PAGE   3   OF   8   PAGES
          --------------------                              -----    -----

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Rogers Family Limited Partnership

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (A) /X/
      (B) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Minnesota, U.S.A.
--------------------------------------------------------------------------------
                                   5   SOLE VOTING POWER
           NUMBER OF
                                                         721,430
            SHARES
                                   ---------------------------------------------
          BENEFICIALLY             6   SHARED VOTING POWER

           OWNED BY                                       -0-

             EACH                  ---------------------------------------------
                                   7   SOLE DISPOSITIVE POWER
           REPORTING
                                                         721,430
            PERSON
                                   ---------------------------------------------
             WITH                  8   SHARED DISPOSITIVE POWER

                                                          -0-

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      721,430
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      / /

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       7.4%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                      PN
--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

ITEM 1.

       (a)    NAME OF ISSUER

              ONTRACK Data International, Inc.

       (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

              6321 Bury Drive, Eden Prairie, MN  55346
ITEM 2.

       (a)    NAME OF PERSON FILING.

              1.  Michael W. Rogers ("Mr. Rogers")
              2.  Rogers Family Limited Partnership

       (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

              1.  4026 Thrushwood Lane, Minnetonka, MN  55345
              2.  4026 Thrushwood Lane, Minnetonka, MN  55345

       (c)    CITIZENSHIP.

              1.  Mr. Rogers is an American citizen.
              2. The Rogers Family Limited Partnership is a Minnesota Limited Partnership.

       (d)    TITLE OF CLASS OF SECURITIES.

              Common Stock, $.01 par value.

       (e)    CUSIP NUMBER.

              683372 10 6

ITEM 3.
              Not Applicable.

ITEM 4.       OWNERSHIP

       (a)    BENEFICIAL OWNERSHIP OF FILING PARTIES

              1. The ownership of Michael W. Rogers as of December 31, 1996 was as follows:


                                Page 4 of 8 Pages

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                  (a)    Amount beneficially owned (includes 721,430
                         shares owned by the Rogers Family Limited
                         Partnership)                                  1,818,300
                  (b)    Percent of Class:                                 18.6%
                  (c)    Number of shares as to which person has:
                         (1)  Sole power to vote or direct the vote:   1,818,300
                         (2)  Shared power to vote or direct the vote:       -0-
                         (3)  Sole power to dispose or direct the
                              disposition of                           1,818,300
                         (4)  Shared power to dispose or direct the
                              disposition of:                          -0-

              2. The ownership of Rogers Family Limited Partnership as of December 31, 1996 was as follows:

                  (a)    Amount of beneficially owned (all of which are
                         held directly)                                  721,430
                  (b)    Percent of Class:                                  7.4%
                  (c)    Number of shares as to which person has:
                         (1)  Sole power to vote or direct the vote:     721,430
                         (2)  Shared power to vote or direct the vote:       -0-
                         (3)  Sole power to dispose or direct the
                              disposition of:                            721,430
                         (4)  Shared power to dispose or direct the
                              disposition of:                                -0-

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not Applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              This Schedule is filed by a group consisting of Michael W. Rogers and the Rogers Family Limited Partnership.


                                Page 5 of 8 Pages

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ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not Applicable.

ITEM 10.      CERTIFICATION

              Not Applicable.



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 11, 1997                       /s/ Michael W. Rogers
                                        ----------------------------------------
                                        Michael W. Rogers


February 11, 1997                       ROGERS FAMILY LIMITED PARTNERSHIP


                                        By  /s/ Michael W. Rogers
                                          --------------------------------------
                                            Its General Partner


                                Page 6 of 8 Pages

                                    EXHIBIT A
                                 To Schedule 13G


       This report is filed on behalf of Michael W. Rogers and the Rogers Family Limited Partnership. The filing of this report shall not be construed as an admission by any of such filing parties that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, any filing party is the "beneficial owner" of any of the shares held by the other filing party included in this report, except as such shares are included in the calculation of beneficial ownership of such filing party in Item 4 of this Schedule 13G, and except as otherwise included herein, such beneficial ownership is hereby disclaimed.


                                Page 7 of 8 Pages

                                    EXHIBIT B
                                 To Schedule 13G

       The undersigned, Michael W. Rogers and the Rogers Family Limited Partnership, hereby agree that this Schedule 13G shall be filed on behalf of each of them.

February 11, 1997                         /s/ Michael W. Rogers
                                        ----------------------------------------
                                        Michael W. Rogers


February 11, 1997                       ROGERS FAMILY LIMITED PARTNERSHIP


                                        By /s/ Michael W. Rogers
                                          --------------------------------------
                                        Its  General Partner


                                Page 8 of 8 Pages